CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603





                                 August 26, 2009



Via EDGAR Correspondence

Mr. Houghton Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:         First Trust Strategic High Income Fund
                    First Trust Strategic High Income Fund II
                   First Trust Strategic High Income Fund III
                                 Proxy Statement
              ---------------------------------------------------

Dear Mr. Hallock:

         We discussed your comments and questions via several telephonic conferences between July 31, 2009 and August 7, 2009 regarding the Preliminary Proxy Statement filed by First Trust Strategic High Income Fund, First Trust Strategic High Income Fund II and First Trust Strategic High Income Fund III (the "Funds") on July 24, 2009 (the "Proxy Statement"). (Undefined terms have the meanings ascribed to such terms in the Proxy Statement.) As discussed, this letter is intended to summarize your two principal comments that resulted in modifications to the Proxy Statement and to briefly describe the modifications made.

         The Proxy Statement contains two proposals which pertain to each Fund:
(1) to approve a new investment sub-advisory agreement among the Fund, First Trust Advisors L.P., as investment adviser, and Hyperion Brookfield Asset Management, Inc. ("HBAM") as investment sub-adviser; and (2) to approve a change in the Fund's industry concentration policy from being concentrated in residential mortgage-backed securities ("RMBS") to being non-concentrated.

         The following provides your comments and our responses:

COMMENT 1

          Please add information pertaining to HBAM's current plans with respect to the Funds' investments once the Funds are no longer concentrated in RMBS.

RESPONSE TO COMMENT 1

         As we discussed, Proposal 2 of the Proxy Statement was modified to address HBAM's anticipated plans for the Funds. The final proxy statement (the "Final Proxy Statement") states that "[i]t is anticipated that replacing the Funds' Current Concentration Policy with the Proposed Concentration Policy will enable the Funds' sub-adviser to exploit opportunities more broadly across the fixed income market." The Final Proxy Statement also describes the Funds' investment objectives and certain aspects of their respective investment strategies. Further, the Final Proxy Statement states that "[i]n accordance with each Fund's investment objectives and investment strategy, HBAM currently intends to invest each Fund's portfolio primarily across the fixed income market with a current emphasis on corporate high yield securities." Some corresponding risk disclosure was also added.

         You and I also discussed the Funds' future anticipated investments in mortgage-backed securities and, in this regard, the Final Proxy Statement states that "[a]lthough HBAM anticipates that, at times, the Funds may have little or no exposure to mortgage-backed securities (including RMBS), it does expect to invest the Funds' portfolios in the mortgage-backed securities market when it believes that opportunity and value exist."

COMMENT 2

         Please add information pertaining to the transition process that HBAM envisions for the Funds.

RESPONSE TO COMMENT 2

         In response to your comment, the Final Proxy Statement provides that "HBAM envisions a transition process where, ultimately, a substantial portion of the securities that each Fund currently holds will likely be replaced." It also states that "[t]he time needed to accomplish this transition is impossible to predict and depends largely on market conditions and market liquidity; however, based on its experience, HBAM believes that a transition period of up to approximately one year would not be unusual."


TANDY ACKNOWLEDGEMENT

         In connection with the Funds' proxy statement, each Fund acknowledges that:

         o the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at (312) 845-3446 if you have any further questions regarding these matters.


                                          Very truly yours,

                                          CHAPMAN AND CUTLER LLP



                                          By: /s/ Suzanne M. Russell
                                              ---------------------------------
                                              Suzanne M. Russell